Form 40-F
period 2017-12-31
NexGen Energy Ltd.
filed 2018-03-05
CIK 1698535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number 001-38072

NexGen Energy Ltd.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1090	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

Suite 3150, 1021 West Hastings Street
Vancouver, B.C., Canada V6E 0C3
(604) 428-4112
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204, Newark, Delaware 19711
(302) 738-6680
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE AMERICAN LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 339,339,356 common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes___   82-____ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X           No___

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ____

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F (this “Annual Report”) of NexGen Energy Ltd. (“we”, “us”, “our”, “NexGen” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017; and

(c)

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016. The Company’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

40-F1

RESOURCE AND RESERVES ESTIMATES

Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC” or the “Commission”), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S.

Investors should also understand that an “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a mineral “reserve”. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits in this Annual Report may not be comparable with information made public by companies that report in accordance with United States standards.

40-F2

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of NexGen’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of NexGen’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d- 15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by NexGen’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, NexGen’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, NexGen’s disclosure controls and procedures are effective to ensure that information required to be disclosed by NexGen in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to NexGen’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while NexGen’s principal executive officer and principal financial officer believe that NexGen’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that NexGen’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

(d)

Attestation Report of the Registered Public Accounting Firm. NexGen is not required to include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting in this Annual Report because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies. Therefore, management’s report on internal control over financial reporting is not subject to attestation by the Company’s independent registered public accounting firm.

40-F3

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, no changes were made in NexGen's internal control over financial reporting that have materially affected or are reasonably likely to materially affect NexGen's internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

NexGen’s board of directors has determined that each of Trevor Thiele, Christopher McFadden and Richard Patricio, members of NexGen’s audit committee, is “independent” as that term is defined in the rules of the NYSE American LLC (“NYSE American”) and that Mr. Thiele qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics

NexGen has adopted a Code of Ethics that meets the definition of a “code of ethics” set forth in Form 40-F, and that applies to NexGen’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on NexGen’s website at http://www.nexgenenergy.ca/corporate/corporate-governance/, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Investor Relations by phone at (604) 428-4112 or by e-mail at tmcpherson@nxe-energy.ca.

Since the date on which NexGen became subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, there have not been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, NexGen may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on NexGen’s website, which may be accessed at www.nexgenenergy.ca.

Principal Accountant Fees And Services

The required disclosure is included under the headings “External Auditor Service Fees (By Category)” and “Pre-Approval Policies and Procedures” in our Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report.

40-F4

Pre-Approval Policies and Procedures.

(a)

NexGen’s audit committee pre-approves all audit and non-services provided to NexGen by its external auditor, KPMG LLP. Also see “Audit Committee Disclosure−Pre-Approval Policies and Procedures” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)

Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “External Auditor Service Fees (By Category)”, none of the fees billed by KPMG LLP were approved by NexGen’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S- X.

Off-Balance Sheet Arrangements

NexGen does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading “Liquidty and Capital Resources” in NexGen’s Management’s Discussion and Analysis for the years ended December 31, 2017, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Christopher McFadden, Richard Patricio and Trevor Thiele.

Mine Safety Disclosure

Not applicable.

40-F5

NYSE American Statement of Governance Differences.

As a Canadian corporation listed on the NYSE American, we are not required to comply with certain NYSE American corporate governance standards, so long as we comply with Canadian and TSX corporate governance requirements. In order to claim such an exemption, however, Section 110 of the NYSE American Company Guide requires that we provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, we are also required to disclose any significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE American corporate governance standards. We have prepared a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE American’s corporate governance standards, and that summary is available for viewing on our website at: http://www.nexgenenergy.ca/_resources/governance/Statement-of-Significant-Differences.pdf

40-F6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of our agent for service shall be communicated promptly to the Commission by an amendment to the Form F-X referencing our file number.

40-F7

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 2, 2018.

NexGen Energy Ltd.

By:	“M. Joanna Cameron”
Name:	M. Joanna Cameron
Title:	Vice President Legal &
General Counsel

40-F8

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Consent of Jason J. Cox

99.10	Consent of David M. Robson

99.11	Consent of Mark B. Mathisen

99.12	Consent of David A. Ross

99.13	Consent of Val Coetzee

99.14	Consent of Mark Wittrup

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase