Form 40-F
period 2018-12-31
NexGen Energy Ltd.
filed 2019-03-05
CIK 1698535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[    ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission file number 001-38072

NexGen Energy Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1090 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 3150, 1021 West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(604) 428-4112

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204, Newark, Delaware 19711

(302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered NYSE AMERICAN LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 351,237,062 common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes__                 No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X                  No__

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                    __

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F (this “Annual Report”) of NexGen Energy Ltd. (“we”, “us”, “our”, “NexGen” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2018;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018; and

(c)

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2018 and 2017. The Company’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

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

Investors should also understand that an “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a mineral “reserve”. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits in this Annual Report may not be comparable with information made public by companies that report in accordance with United States standards.

40-F2

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of NexGen’s fiscal year ended December 31, 2018, an evaluation of the effectiveness of NexGen’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by NexGen’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, NexGen’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, NexGen’s disclosure controls and procedures are effective to ensure that information required to be disclosed by NexGen in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to NexGen’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. For management’s report on internal control over financial reporting, see “Management’s Report on Internal Control Over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this Form 40-F and incorporated by reference herein.

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

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2018, no changes were made in NexGen’s internal control over

40-F3

financial reporting that have materially affected or are reasonably likely to materially affect NexGen’s internal control over financial reporting

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

Principal Accountant Fees and Services

The required disclosure is included under the headings “External Auditor Service Fees (By Category)” and “Pre-Approval Policies and Procedures” in our Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this Annual Report.

Pre-Approval Policies and Procedures.

(a)

NexGen’s audit committee pre-approves all audit and non-services provided to NexGen by its external auditor, KPMG LLP. Also see “Audit Committee Disclosure-Pre-Approval Policies and Procedures” in NexGen’s Annual

40-F4

Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)

Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “External Auditor Service Fees (By Category)”, none of the fees billed by KPMG LLP were approved by NexGen’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

NexGen does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading “Liquidity and Capital Resources” in NexGen’s Management’s Discussion and Analysis for the years ended December 31, 2018, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Christopher McFadden, Richard Patricio and Trevor Thiele.

Mine Safety Disclosure

Not applicable.

NYSE American Statement of Governance Differences.

As a Canadian corporation listed on the NYSE American, we are not required to comply with certain NYSE American corporate governance standards, so long as we comply with Canadian and TSX corporate governance requirements. In order to claim such an exemption, however, Section 110 of the NYSE American Company Guide requires that we provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, we are also required to disclose any significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE American corporate governance standards. We have prepared a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE American’s corporate governance standards, and that summary is available for viewing on our website at: http://www.nexgenenergy.ca/_resources/governance/Statement-of-Significant Differences.pdf

40-F5

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

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2018

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2018 and 2017

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Consent of Jason J. Cox

99.10	Consent of David M. Robson

99.11	Consent of Mark B. Mathisen

99.12	Consent of Paul O’Hara

101	Interactive Data Files

40-F7

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2019.

NexGen Energy Ltd.

By:	/s/ Bruce F. Sprague

Name:	Bruce F. Sprague
Title:	Chief Financial Officer & Corporate Secretary

40-F8