Form 40-F
period 2019-12-31
NexGen Energy Ltd.
filed 2020-03-12
CIK 1698535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Commission file number 001-38072

NexGen Energy Ltd.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1090	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 360,250,571 common shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes___                    No   X

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

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F (this “Annual Report”) of NexGen Energy Ltd. (“we”, “us”, “our”, “NexGen” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2019;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019; and

(c)

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018. The Company’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

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

(b)

Disclosure Controls and Procedures. As of the end of NexGen’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of NexGen’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by NexGen’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, NexGen’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, NexGen’s disclosure controls and procedures are effective to ensure that information required to be disclosed by NexGen in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to NexGen’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2019, no changes were made in NexGen’s internal control over

40-F3

financial reporting that have materially affected or are reasonably likely to materially affect NexGen’s internal control over financial reporting

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

NexGen’s board of directors has determined that each of Trevor Thiele, Christopher McFadden, and Richard Patricio and Warren Gilman, members of NexGen’s audit committee, is “independent” as that term is defined in the rules of the NYSE American LLC (“NYSE American”) and that Mr. Thiele qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).

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

Principal Accountant Fees and Services

The required disclosure is included under the headings “External Auditor Service Fees (By Category)” and “Pre-Approval Policies and Procedures” in our Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report.

Pre-Approval Policies and Procedures.

(a)

NexGen’s audit committee pre-approves all audit and non-services provided to NexGen by its external auditor, KPMG LLP. Also see “Audit Committee Disclosure–Pre-Approval Policies and Procedures” in NexGen’s Annual

40-F4

Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations

The required disclosure is included under the heading “Liquidity and Capital Resources” in NexGen’s Management’s Discussion and Analysis for the years ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Christopher McFadden, Richard Patricio,Warren Gilman and Trevor Thiele.

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

40-F6

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Consent of Jason J. Cox

99.10	Consent of David M. Robson

99.11	Consent of Mark B. Mathisen

99.12	Consent of Paul O’Hara

101	Interactive Data Files

40-F7

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 11, 2020.

NexGen Energy Ltd.

By: /s/ Rhéal J. Assié
Name:	Rhéal J. Assié
Title:	Acting – Chief Financial Officer & Corporate Secretary

40-F8