Form 40-F
period 2021-12-31
NexGen Energy Ltd.
filed 2022-02-25
CIK 1698535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 479,198,233 common shares
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒            No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Auditor Name: KPMG LLP	Auditor Location: Vancouver, BC, Canada	Auditor Firm ID: 85

FORM
40-F
Principal Documents
The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form
40-F
(this “Annual Report”) of NexGen Energy Ltd. (“we”, “us”, “our”, “NexGen” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2021;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021; and

(c)
Audited Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020. The Company’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm is KPMG LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 85.

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

40-F2

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications . See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures
. As of the end of NexGen’s fiscal year ended December 31, 2021, an evaluation of the effectiveness of NexGen’s “disclosure controls and procedures” (as such term is defined in Rules
13a-15(e)
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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting
. For management’s report on internal control over financial reporting, see “Disclosure Controls and Internal Control Over Financial Reporting – Management’s Report on Internal Control Over Financial Reporting” in our MD&A attached as Exhibit 99.2 to this Annual Report on Form
40-F
and incorporated by reference herein.

(d)
Attestation Report of the Registered Public Accounting Firm
. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on NexGen’s internal control over financial reporting that accompanies NexGen’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020, filed as Exhibit 99.3 to this Annual Report on Form
40-F.

(e)
Changes in Internal Control Over Financial Reporting
. During the fiscal year ended December 31, 2021, no changes were made in NexGen’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect NexGen’s internal control over financial reporting.

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
The Code of Ethics is available for viewing on NexGen’s website at
http://www.nexgenenergy.ca/corporate/corporate-governance/
, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Investor Relations by phone at (604)
428-4112
or by
e-mail
at
tmcpherson@nxe-energy.ca.
During the year ended December 31, 2021, certain technical and administrative amendments were made to the Code of Ethics. Other than such amendments, there have not been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Ethics.
If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, NexGen may elect to disclose the information about such amendment or waiver required by Form
40-F
to be disclosed, by posting such disclosure on NexGen’s website, which may be accessed at www.nexgenenergy.ca.
Principal Accountant Fees and Services
The required disclosure is included under the headings “Audit Committee Disclosure – External Auditor Service Fees (By Category)” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report.
Pre-Approval
Policies and Procedures.

(a)
NexGen’s audit committee
pre-approves
all audit and
non-audit
services provided to NexGen by its external auditor, KPMG LLP. Also see “Audit Committee Disclosure –
Pre-Approval
Policies and Procedures” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form
40-F.

40-F4

(b)
Of the fees reported in Exhibit 99.1 to this Annual Report on Form
40-F
under the heading “Audit Committee Disclosure – External Auditor Service Fees (By Category
)
”, none of the fees billed by KPMG LLP were approved by NexGen’s audit committee pursuant to the de minimis
exception provided by Section (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.

Off-Balance
Sheet Arrangements
NexGen does not have any
off-balance
sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Cash Requirements
The required disclosure is included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in NexGen’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form
40-F.
Identification of the Audit Committee.
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
referencing our file number.

40-F6

EXHIBITS

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2021

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Consent of Mark Hatton

99.10	Consent of Paul O’Hara

99.11	Consent of Mark B. Mathisen

99.12	Consent of Anthony (Tony) George, P.Eng.

99.13	Consent of Jason Craven, P. Geo.

99.14	Code of Ethics, as amended

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

40-F7

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2022.

NexGen Energy Ltd.

By:	/s/ Harpreet Dhaliwal
Name:	Harpreet Dhaliwal
Title:	Chief Financial Officer

40-F8