Form 40-F
period 2022-12-31
NexGen Energy Ltd.
filed 2023-02-24
CIK 1698535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
(Check One)
☐
Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒
Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
December
31, 2022
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
(302)
738-6680
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	NXE	NYSE NEW YORK STOCK EXCHANGE
Securities registered or to be registered pursuant to Section 12(g) of the Act.
      None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
      None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 482,530,145 common shares
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
☐

FORM

40-F
Principal Documents
The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form

40-F

(this “Annual Report”) of NexGen Energy Ltd. (“we”, “us”, “our”, “NexGen” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2022;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022; and

(c)
Audited Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021. The Company’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm is KPMG LLP, Vancouver, British Columbia, Canada, Auditor Firm ID: 85
.

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

(b)

Disclosure Controls and Procedures. As of the end of NexGen’s fiscal year ended December 31, 2022, an evaluation of the effectiveness of NexGen’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by NexGen’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, NexGen’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, NexGen’s disclosure controls and procedures are effective to ensure that information required to be disclosed by NexGen in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to NexGen’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. For management’s report on internal control over financial reporting, see “Disclosure Controls and Internal Control Over Financial Reporting – Management’s Report on Internal Control Over Financial Reporting” in NexGen’s Management Discussion and Analysis for the year ended December 31, 2022 attached as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

(d)

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on NexGen’s internal control over financial reporting that accompanies NexGen’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2022, no changes were made in NexGen’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect NexGen’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

NexGen’s board of directors has determined that each of Trevor Thiele, Christopher McFadden, Richard Patricio and Warren Gilman, members of NexGen’s audit committee, is “independent” as that term is defined in the rules of the NYSE New York Stock Exchange (“NYSE”) and that Mr. Thiele qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).

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

Principal Accountant Fees and Services

The required disclosure is included under the headings “Audit Committee Disclosure – External Auditor Service Fees (By Category)” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2022, filed as Exhibit 99.1 to this Annual Report.

Pre-Approval Policies and Procedures.

(a)

NexGen’s audit committee pre-approves all audit and non-audit services provided to NexGen by its external auditor, KPMG LLP. Also see “Audit Committee Disclosure – Pre-Approval Policies and Procedures” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)

Of the fees reported in Exhibit 99.1 to this Annual Report on Form 40-F under the heading “Audit Committee Disclosure – External Auditor Service Fees (By Category)”, none of the fees billed by KPMG LLP were approved by NexGen’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

NexGen does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Cash Requirements

The required disclosure is included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in NexGen’s Management’s Discussion and Analysis for the year ended December 31, 2022, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Christopher McFadden, Richard Patricio, Warren Gilman and Trevor Thiele.

Mine Safety Disclosure

Not applicable.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Recovery of Erroneously Awarded Compensation

Not applicable.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, we are not required to comply with certain NYSE corporate governance standards, so long as we comply with Canadian and TSX corporate governance requirements. In order to claim such an exemption, however, we are required to disclose any significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE corporate governance standards. We have prepared a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards, and that summary is available for viewing on our website at:

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

EXHIBITS

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2022

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2022

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Consent of Kevin Small, P.Eng.

99.10	Consent of Jason Craven, P. Geo.

99.11	Consent of Mark Hatton

99.12	Consent of Paul O’Hara

99.13	Consent of Mark B. Mathisen

99.14	Code of Ethics

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2023.

NexGen Energy Ltd.

By: /s/ Harpreet Dhaliwal

Name: Harpreet Dhaliwal

Title: Chief Financial Officer