Form 40-F/A
period 2024-12-31
NexGen Energy Ltd.
filed 2025-03-05
CIK 1698535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F/A
(Amendment No. 1)
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

Table of Contents
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
☐

Table of Contents
FORM
40-F
EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form 40-F of NexGen Energy Ltd. (the “Company”) originally filed with the Securities and Exchange Commission (“SEC”) on March 4, 2025 (the “Original Annual Report”), in order to refile certain exhibits to the Original Annual Report without inclusion of the letterhead of KPMG LLP.
Additionally, pursuant to the rules of the SEC, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) new consents from the Company’s current and former independent registered public accounting firms.
Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Annual Report nor does this Amendment reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.
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

EXHIBITS

Exhibit	Description

97*	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 40-F of NexGen Energy Ltd. for the year ended December 31, 2023 (File No.001-38072))

99.1*	Annual Information Form for the fiscal year ended December 31, 2024

99.2*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9*	Consent of Kevin Small, P.Eng.

99.10*	Consent of Jason Craven, P. Geo.

99.11*	Consent of Mark Hatton

99.12*	Consent of Wood Canada Limited

99.13*	Consent of Mark B. Mathisen

99.14*	Code of Ethics

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2025.

NexGen Energy Ltd.

By: /s/ Benjamin Salter
Name: Benjamin Salter
Title: Chief Financial Officer