Form 40-F
period 2025-12-31
NexGen Energy Ltd.
filed 2026-03-04
CIK 1698535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
(Check One)
[  ]
Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
December 31, 2025
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 659,960,072 common shares
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
 X

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
Principal Documents
The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form
40-F
(this “Annual Report”) of NexGen Energy Ltd. (“we”, “us”, “our”, “NexGen” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form for the fiscal year ended December 31, 2025;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025; and

(c)
Audited Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024. The Company’s Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

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

(b)

Disclosure Controls and Procedures. As of the end of NexGen’s fiscal year ended December 31, 2025, an evaluation of the effectiveness of NexGen’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by NexGen’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, NexGen’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, NexGen’s disclosure controls and procedures are effective to ensure that information required to be disclosed by NexGen in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to NexGen’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. For management’s report on internal control over financial reporting, see “Disclosure Controls and Internal Control Over Financial Reporting – Management’s Report on Internal Control Over Financial Reporting” in NexGen’s Management Discussion and Analysis for the year ended December 31, 2025 attached as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

(d)

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on NexGen’s internal control over financial reporting that accompanies NexGen’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2025, no changes were made in NexGen’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect NexGen’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

NexGen’s board of directors has determined that each of Sharon Birkett, Sybil Veenman, and Richard Patricio, members of NexGen’s audit committee, is “independent” as that term is defined in the rules of the NYSE New York Stock Exchange (“NYSE”) and that Ms. Birkett qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics

NexGen has adopted a Code of Ethics that meets the definition of a “code of ethics” set forth in Form 40-F, and that applies to NexGen’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on NexGen’s website at http://www.nexgenenergy.ca/corporate/corporate-governance/, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Investor Relations by phone at (604) 428-4112 or by e-mail at mkras@nxe-energy.ca.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, NexGen may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on NexGen’s website, which may be accessed at www.nexgenenergy.ca.

Principal Accountant Fees and Services

The required disclosure is included under the headings “Audit Committee Disclosure – External Auditor Service Fees (By Category)” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2025, filed as Exhibit 99.1 to this Annual Report.

Pre-Approval Policies and Procedures.

(a)

NexGen’s audit committee pre-approves all audit and non-audit services provided to NexGen by its external auditor, KPMG LLP. Also see “Audit Committee Disclosure – Pre-Approval Policies and Procedures” in NexGen’s Annual Information Form for the fiscal year ended December 31, 2025, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Cash Requirements

The required disclosure is included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in NexGen’s Management’s Discussion and Analysis for the year ended December 31, 2025, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Sybil Veenman, Richard Patricio, and Sharon Birkett.

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

http://www.nexgenenergy.ca/corporate/corporate-governance

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

EXHIBITS

Exhibit	Description

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 40-F of NexGen Energy Ltd. for the year ended December 31, 2023 (File No.001-38072))

99.1	Annual Information Form for the fiscal year ended December 31, 2025

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Consent of Simon Allard, P.Eng.

99.10	Consent of Jason Craven, P. Geo.

99.11	Consent of Mark Hatton

99.12	Consent of Wood Canada Limited

99.13	Consent of Mark B. Mathisen

99.14	Code of Ethics

101	Inline Interactive Data File (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 3, 2026.

NexGen Energy Ltd.

By: /s/ Benjamin Salter
Name:	Benjamin Salter
Title:	Chief Financial Officer